Registration Statement No. 333-285508

Filed Pursuant to Rule 433

Dated September 5, 2025

Cross-Asset Solutions BMO Capital Markets

NEW ISSUE:

SEC File No. 333- 285508 | September 05, 2025

Bank of Montreal's Autocallable Barrier Notes with Contingent Coupons Linked the Performance of a Reference Asset

These notes do not guarantee the return of your principal at maturity

NOTE INFORMATION

Issuer:	Bank of Montreal
Minimum Investment:	$1,000 (and $1,000 increments thereafter)

DATES

Offering Period Closes:	September 23, 2025
Pricing Date:	On or about September 23, 2025
Settlement Date:	On or about September 26, 2025
Valuation Date:	On or about October 21, 2026
Maturity Date:	On or about October 26, 2026
Term:	Approximately 13 Months
Issue:	PSARC-823

REFERENCE ASSET

The ordinary shares of Spotify Technology S.A. (ticker symbol "SPOT")

TERMS

Contingent Interest Rate:	0.9583% per month (approximately 11.50% per annum), if payable, unless earlier redeemed.
Call Level:	100% of the Initial Level
Trigger Level:	60% of the Initial Level
Coupon Barrier Level:	60% of the Initial Level
CUSIP	06369N5M9

TERMS CONTINUED

Contingent Coupons:	If the closing level of the Reference Asset is greater than or equal to its Coupon Barrier Level as of the applicable Coupon Observation Date, a Contingent Coupon will be paid at the Contingent Interest Rate.
Automatic Redemption:	Beginning on March 23, 2026, if, on any Observation Date, the closing level of the Reference Asset is greater than its Call Level, the notes will be automatically redeemed.
Call Settlement Dates:	If the notes are automatically redeemed, the Contingent Coupon Payment Date immediately following the relevant Observation Date.
Trigger Event:	The closing level of the Reference Asset is less than its Trigger Level on the Valuation Date.
Payment Upon Automatic Redemption:	If the notes are automatically redeemed, then, on the applicable Call Settlement Date, for each $1,000 principal amount, investors will receive $1,000 plus the Contingent Coupon otherwise due.

INVESTMENT OBJECTIVE

The objective of the notes is to provide clients the potential to earn periodic income, subject to an automatic redemption, while offering limited downside protection against a slight to moderate decline in the level of the Reference Asset over the term of the notes. As such, the notes may be suitable for investors with a moderately bullish view of the Reference Asset over the term of the notes. The performance of the notes may not be consistent with the investment objective.

Please see the following page for additional information about the terms included on this cover page, and how your investment may be impacted. This term sheet, which gives a brief summary of the preliminary terms of the notes, **relates to, and should be read in conjunction with, the pricing supplement dated September 04, 2025, the Product Supplement dated March 25, 2025, the Prospectus Supplement dated March 25, 2025, and to the Prospectus dated March 25, 2025. We urge investors to carefully review all documents, including the pricing supplement and the product supplement, prior to making an investment decision.**

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2 Three trading days prior to each scheduled Contingent Coupon Payment Date. Interest, if payable, will be paid on the 26th day of each month (or, if such day is not a business day, the next following business day), beginning on October 26, 2025 and ending on the Maturity Date, subject to the automatic redemption feature. Observation Dates: Contingent Coupon Payment Dates If the notes are not automatically redeemed, the payment at maturity for the notes is based on the performance of the Reference Asset. You will receive $1,000 for each $1,000 in principal amount of the notes, unless the Final Level of the Reference Asset is less than its Trigger Level. If the Final Level of the Reference Asset is less than its Trigger Level , you will receive at maturity, for each $1,000 in principal amount of your notes, a number of shares equal to the Physical Delivery Amount (or, at our election, the Cash Delivery Amount). Fractional shares will be paid in cash. The Physical Delivery Amount will be less than the principal amount of your notes, and may be zero. You will also receive the final Contingent Coupon, if payable. Payment at Maturity (if held to the Maturity Date): The Percentage Change of the Reference Asset, expressed as a percentage, is calculated using the following formula: (Final Level – Initial Level) / Initial Level Percentage Change: The number of shares of the Reference Asset equal to $1,000 divided by the Initial Level. Any fractional shares will be paid in cash. Physical Delivery Amount: The amount in cash equal to the product of (1) the Physical Delivery Amount and (2) the Final Level of the Reference Asset. Cash Settlement Amount: T he closing level of the Reference Asset on the Pricing Date. Initial Level: The closing level of the Reference Asset on the Valuation Date. Final Level: Investors in these notes could lose all or a substantial portion of their investment at maturity if there has been a decline in the market value of the Reference Asset and the Final Level of the Reference Asset is less than its Trigger Level. We urge you to carefully review the documents described in “Additional Information” below, including the risk factors set forth and incorporated by reference therein, prior to making an investment decision. Principal at Risk: The notes will not be listed on any securities exchange. Although not obligated to do so, BMO Capital Markets Corp. (or one of its affiliates), plans to maintain a secondary market in the notes after the Settlement Date. Proceeds from a sale of notes prior to maturity may be less than the principal amount initially invested. Secondary Market:

3 The risks summarized below are some of the most important factors to be considered prior to any purchase of the notes. Investors are urged to read all the risk factors related to the notes in the pricing supplement and the product supplement to which this term sheet relates. • You could lose up to the entire principal amount of your notes, and your potential return on the notes is limited to any Contingent Coupon payments, if any. If the notes are not automatically redeemed and if a Trigger Event has occurred with respect to the Reference Asset, and if the Final Level of the Reference Asset is less than its Initial Level, you will lose 1% of the principal amount for each 1% that the Final Level of the Reference Asset is less than its Initial Level. • You may not receive any Contingent Coupons with respect to your notes. • Your notes are subject to automatic early redemption. If the notes are so redeemed, you will not receive any additional Contingent Coupons, and you may not be able to invest the proceeds in a security with a similar return. • Your return on the notes is limited to the Contingent Coupons, if any, regardless of any increase in the level of the Reference Asset. • The payments on the notes will be based on the performance of the Reference Asset. • Any decline in the closing level of the Reference Asset from the Valuation Date to the Maturity Date will reduce the value of the Physical Delivery Amount. • A higher Contingent Interest Rate or lower Trigger Levels or Coupon Barrier Levels may reflect greater expected volatility of the Reference Asset, and greater expected volatility generally indicates an increased risk of loss at maturity. • Your return on the notes may be lower than the return on a conventional debt security of comparable maturity. • The return on your notes will not reflect the return you would realize if you actually owned shares of the Reference Asset or a security directly linked to the performance of the Reference Asset and held that investment for a similar period. • The notes are unsecured debt obligations of the Issuer and your investment is subject to the credit risk of the Issuer. • Our and our affiliates’ activities may conflict with your interests and may also adversely affect the value of the notes. • Our initial estimated value of the notes will be lower than the price to public, does not represent any future value of the notes, and may also differ from the estimated value of any other party. • The terms of the notes are not determined by reference to the credit spreads for our conventional fixed - rate debt. • The inclusion of the hedging profits, if any, in the initial price to public of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. • You will not have any shareholder rights and will have no right to receive any shares of the Reference Asset at maturity. We may choose, in our sole discretion, whether to deliver the Physical Delivery Amount or pay the Cash Delivery Amount at maturity. • We have no affiliation with the issuer of the Reference Asset, and will not be responsible for their actions. • The level of the Reference Asset can rise or fall sharply due to factors specific to the Reference Asset and the issuer of the Reference Asset. You must rely on your own evaluation of the merits of an investment linked to the Reference Asset. • The notes will not be listed on any securities exchange. BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. • We and our affiliates may engage in hedging and trading activities related to the notes that could adversely affect our payment to you at maturity. Selected Risk Considerations:

4 Hypothetical Calculations for the Payment at Maturity: Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in the notes The following table illustrates the hypothetical payments on a note at maturity, assuming that the notes are not automaticall y redeemed. The hypothetical payments are based on a $1,000 investment in the note, a hypothetical Initial Level of $100.00, a hypothetical Trigger Level of $60.00 (60.00% of the hypothetical Initial Level), a hypothetical Call Level of $100.00 (100.00% of the hypothetical Initial Level), a range of hypothetical Final Levels and the effect on the payment at maturity . The hypothetical examples shown below are intended to help you understand the terms of the notes. If the notes are not automatically redeemed, the actual amount of cash or shares that you will receive at maturity will depend upon the Final Level of the Reference Asset. If the notes are automatically redeemed prior to maturity, the hypothetical examples below will not be relevant, and you will receive on the applicable Call Settlement Date, for each $1,000 principal amount, the principal amount plus the applicable Contingent Coupon. These examples do not give effect to any U.S. federal tax payments or brokerage commissions that you may be required to pay in connection with your purchase of the notes. * Represents the cash value of the Physical Delivery Amount on the Valuation Date. We may elect to deliver either the Physical Delivery Amount or the Cash Delivery Amount. If we elect to deliver the Physical Delivery Amount, the actual value received and your total return on the notes on the Maturity Date will depend on the value of the Reference Asset on the Maturity Date.

Additional Information The notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or under the Canada Deposit Ins urance Corporation or by any other U.S. or Canadian governmental agency or instrumentality. The notes will not be subject to conversion into our common shares or the common shares of any of our affiliates under subsec tio n 39.2(2.3) of the Canada Deposit Insurance Corporation Act. Neither the U.S. Securities and Exchange Commission (the “SEC”), nor any state securities commission, has reviewed or approve d t hese notes, nor or otherwise passed upon the accuracy of this document, to which it relates or the accompanying product supplement , p rospectus supplement, or prospectus. Any representation to the contrary is a criminal offense. The Issuer has filed a registration statement with the SEC for the offerings to which this communication relates. Before you in vest, you should read the prospectus in that registration statement and the other documents discussed below that the Issuer has filed w ith the SEC for more complete information about the Issuer and these offerings. You may obtain these documents free of charge by visiting th e S EC’s web site at http://www.sec.gov . Alternatively, the Issuer will arrange to send to you the prospectus (as supplemented by the prospectus supplement, product supplement, and preliminary pricing supplement to which this term sheet relates) if you request it by cal lin g its agent toll - free on 1 - 877 - 369 - 5412 or emailing investor.solutions@bmo.com . The information in this term sheet is qualified in its entirety by the more detailed explanations set forth elsewhere in the Iss uer’s preliminary pricing supplement dated September 04 , 2025 and the accompanying product supplement, prospectus supplement, and prospectus. Unless the context provides otherwise, capitalized terms used in this term sheet but not defined shall have the meaning assigned to the m in the preliminary pricing supplement, product supplement, prospectus supplement, or prospectus, as applicable, to which this term s hee t relates. Information about retrieving these documents can be found elsewhere in this term sheet. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website): • Preliminary Pricing Supplement dated September 04, 2025: https://www.sec.gov/Archives/edgar/data/927971/000121465925013365/g93250fwp.htm • Product Supplement dated March 25, 2025: https://www.sec.gov/Archives/edgar/data/927971/000121465925004743/b324250424b2.htm • Prospectus Supplement and Prospectus dated March 25, 2025: https://www.sec.gov/Archives/edgar/data/927971/000119312525062081/d840917d424b5.htm Our Central Index Key, or CIK, on the SEC website is 927971. As used in this terms sheet, the “Issuer,” “we,” “us” or “our” r efe rs to Bank of Montreal, but not its consolidated subsidiaries. This term sheet contains no description or discussion of the United States tax consequences of the acquisition, holding or di spo sition of the notes. We urge you to carefully read the section entitled “U.S. Federal Tax Information” in the accompanying pricing supplement, the section entitled “Supplemental Tax Considerations — Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Cert ain Income Tax Consequences” in the accompanying prospectus supplement, in each case, to which this term sheet relates. You should consult your tax advisor about your own tax situation. 5